SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it became aware that, on October 9, 2019, a complaint captioned Eagle Equity Funds, LLC et al v. Centrais Elétricas Brasileiras S/A – Eletrobras et al, 1:19-cv-09344-JMF (the “Complaint”) was filed against the Company and certain of its officers in the United States District Court for the Southern District of New York.  The Complaint alleges, among other things, that the Company made false and/or misleading statements or omissions in filings with the Securities Exchange Commission (“SEC”) regarding its purported liabilities on certain bearer bonds and compulsory loan credits (together, the “Compulsory Loan Obligations”) issued by the Company in connection with Brazil’s compulsory loan program between approximately 1962 and 1993.  In particular, the Complaint asserts that the Company’s SEC disclosures have underreported such liabilities by, among other things, misrepresenting the status or effect of certain Brazilian litigation proceedings and judicial decisions pertaining to the Compulsory Loan Obligations.

The plaintiffs bringing the action allegedly hold certain bearer bonds and American Depositary Receipts (“ADRs”) issued by the Company.  They seek injunctive relief, declaratory relief, and monetary damages.  Among other things, plaintiffs seek an injunction preventing the Company from:

        i.        making purportedly false and/or misleading statements or omissions regarding its liabilities under the Compulsory Loan Obligations;

       ii.        filing disclosures with the SEC containing any such false and/or misleading statements or omissions in connection with any potential forthcoming privatization transactions the Company may undertake; and

      iii.        filing any disclosures with the SEC in connection with such privatization until the Company corrects prior alleged false and/or misleading statements regarding the Compulsory Loan Obligations.

The plaintiffs have not specified the total amount of monetary damages they seek, although such amount appears to include outstanding payments allegedly due on the bearer bonds that plaintiffs purport to hold.  The amounts claimed by plaintiffs, when fully specified, could be material to the Company.

The Company believes that the prior disclosures it has made regarding the Compulsory Loan Obligations have been, and remain, accurate.  The Company also believes that the provisions it has made on its financial statements relating to the Compulsory Loan Obligations are reasonable and appropriate in light of the risks faced by the Company.

The Company has engaged legal counsel in the U.S. and intends to defend vigorously against the allegations made in the Complaint.

Rio de Janeiro, October 31, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.